

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

<u>Via E-mail</u>
Mr. Michael Forsayeth
Chief Financial Officer
Granite Real Estate Investment Trust
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

> **Re:** **Granite Real Estate Investment Trust**
> **Granite REIT Inc.**
> **Form 40-F**
> **Filed March 6, 2013**
> **Form 6-K**
> **Filed May 9, 2013**
> **File Nos. 001-35771 and 001-35772**

Dear Mr. Forsayeth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year Ended December 31, 2012</u>

<u>General</u>

1.   Please explain to us your basis for filing a combined report for Granite Real Estate Investment Trust and Granite REIT Inc.

2.   Please advise us whether you consider net operating income to be a key performance indicator.

Exhibit 1 – Annual Information Form dated as of March 5, 2013

Improvement and Expansion Projects, page 8

3.   To the extent completed developments, including the expansion or improvement of
        existing properties, result in material amounts of additional lease payments in future
        reporting periods, please clarify whether disclosed costs include leasing costs.

Exhibit 2 – Audited Consolidated Financial Statements and Notes

Restricted Share Units, page 57

4.   We note that the Executive Share Unit Plan entitles a participant to receive one common
        share for each share unit or a cash payment equal to the market value of the share unit.
        Please clarify to us and in future filings if the form of redemption is at the option of the
        holder, and the impact this has on your accounting for the outstanding shares. We may
        have further comment.

Exhibit 3 – Management's Discussion and Analysis of Results of Operation and Financial
Position

5.   Please expand in future periodic filings to provide discussion and analysis for all periods
        presented in the financial statements. In that regard, we note that you have not provided
        any disclosure or comparative analysis of 2010 operations.

Real Estate Properties, page 6

6.   To the extent that your undeveloped land holdings are material in future reporting periods,
        please discuss the amount of development such land could support.

Results of Operations for the Year Ended December 31, 2012 . . . , page 11

7.   We note your disclosure here and under the heading "Annualized Lease Payments" of the
        effect of renewals and re-leasing. When discussing your leasing results in future reporting
        periods, please also discuss the leasing cost, such as leasing commissions, tenant
        improvement costs, and tenant concessions, for new leases and renewals.

Form 6-K filed May 9, 2013

Exhibit 99.1

8.   Please explain to us your basis for filing combined financial statements of Granite Real
        Estate Investment Trust and Granite REIT Inc., including the guidance upon which you
        relied, if any. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant